Exhibit 2

Strictly Confidential

Term Sheet

This term sheet (the “Term Sheet”) sets forth the principal understandings related to the transaction set forth below (the “Transaction”), between Tene Investment in Projects 2016, Limited Partnership No. 55-027045-8 (the “Purchaser”), the obligations of which shall be guaranteed by Tene Growth Capital 3 P.E.F., Limited Partnership No. 55-024953-6, and Tene Growth Capital 3 P.E.F. (Parallel), Limited Partnership No. 55-025116-9 (collectively, “Tene”), and between Mifalei Sdot Yam, Agricultural Cooperative Society No. 570045666 (“Sdot Yam”), an agricultural cooperative society, indirectly wholly owned by Kibbutz Sdot Yam, Agricultural Cooperative Society No. 570003509.

1.	The Transaction	At the closing of the transaction (the “Closing”), the Purchaser shall purchase from Sdot Yam a total of 1,000,000 (one million) shares of Caesarstone Ltd., Public Company No. 51-143950-7 (the “Purchased Shares” and the “Company,” respectively).

2.	The Consideration	The Purchaser shall pay Sdot Yam an amount in New Israeli Shekels equal to US$ 43.5 (forty-three and one-half) for each of the Purchased Shares (the “Share Price”), such that the total consideration to be paid to Sdot Yam on the Closing Date (as defined below) will be an amount in New Israeli Shekels equal to US$ 43,500,000 (forty-three million five hundred thousand US dollars), based on the known representative rate of exchange of the New Israeli Shekel to the US dollar, as determined at the end of the business day immediately preceding the date of Closing.

3.	The Call Option

Beginning on the date of Closing and for a period of 5 (five) years thereafter (the “Term”), the Purchaser shall have a call option (the “Call Option”) to purchase from Sdot Yam, at any time during the Term, up to a total amount of 2,000,000 (two million) additional shares of the Company (the “Option Shares”).

The exercise price of the Call Option (the “Exercise Price”) for the purchase of each of the Option Shares will be an amount in New Israeli Shekels equal to US$ 43 (forty-three US dollars), based on the known representative rate of exchange of the New Israeli Shekel to the US dollar, as determined at the end of the business day immediately preceding the date of the notice of exercise of the Call Option (the “Exercise Date”). Accrued interest (compound interest) shall be added to the Exercise Price as follows: (a) during the first four years following the date of Closing – annual interest at the rate of 3% (three percent) per year; (b) during the fifth year after the date of Closing – annual interest at the rate of 3.5% (three and one-half percent) per year. The above referenced accrued interest will be calculated for the period between the date of Closing and each applicable Exercise Date, whereby once a year the amount of yearly interest accrued until such date shall be added to the Exercise Price (the Exercise Price with the addition of the accrued interest thereon shall be referred to as the “New Exercise Price”), and such New

Exercise Price shall continue to bear such yearly accrued interest thereon, and so on until each applicable Exercise Date of the Option Shares. The Exercise Price will be adjusted to dividends, such that the New Exercise Price (as calculated on the day of an applicable distribution of dividend) will be reduced by an amount equal to the amount of dividend per share that will be distributed, and such reduced amount shall continue to bear the above-mentioned interest until the Exercise Date.

4.	Cashless Exercise

(1)    The Purchaser will be entitled, at its sole discretion, to exercise up to one-half of each Tranche (as defined below) by way of a cashless exercise. In such case, the Purchaser shall so state within the relevant notice of exercise (e.g., if the Purchaser elects to exercise all of the Option Shares, it may exercise up to a total amount of 1,000,000 (one million) Option Shares by way of a cashless exercise).

(2)    Sdot Yam will be entitled to determine that the exercise of any additional part of an applicable Tranche (in excess of the part of such Tranche that the Purchaser has sought to exercise by way of a cashless exercise as set forth in subsection (1) above), will be performed (in whole or in part, at Sdot Yam’s sole discretion) by way of a cashless exercise. In such case, Sdot Yam shall give the Purchaser a notice to that effect within 8 (eight) days after receipt of the notice of exercise from the Purchaser (the “Sdot Yam Notice”). If the Sdot Yam Notice is not given within such 8 (eight) day period, then one-half of the Option Shares of such Tranche will be exercised by way of a cashless exercise and the remaining half by way of an ordinary exercise against payment of consideration.

(3)    The Purchaser may submit an advance inquiry to Sdot Yam, during a period of up to 14 (fourteen) days before the date planned for the giving of a notice of exercise by it, for the purpose of obtaining Sdot Yam’s position as to the possibility of a cashless exercise under subsection (2) above. In such case, Sdot Yam’s response to such advance inquiry will be considered as the Sdot Yam Notice. Absent a response within 8 (eight) days, and in the event that a notice of exercise is given by the Purchaser within the above-referenced 14-day period, then one-half of the Option Shares exercised in the framework of the applicable Tranche will be exercised by way of a cashless exercise, and the remaining half by way of an ordinary exercise against payment of consideration (without the Purchaser having to wait for an additional period of 8 (eight) days for the Sdot Yam Notice to be given).

(4)    If either of the parties uses its right to perform the exercise by way of a cashless exercise, then shortly after a notice of exercise is given and without payment of any Exercise Price in consideration of the Option Shares being so exercised, Sdot Yam will transfer to the Purchaser the number of Option Shares reflecting the economic benefit embedded in the cashless exercise of the Option Shares being so exercised, provided that the Purchaser shall pay Sdot Yam the Exercise Price due for the Option Shares that are not exercised by way of a cashless exercise in the framework of the applicable Tranche. The above-referenced economic benefit will be calculated as the product of: (a) the number of Option Shares with respect to which a notice of exercise was given and that are exercised by way of a cashless exercise, multiplied by (b) the difference between the Market Price and the Exercise Price. Accordingly, the number of shares transferred without consideration shall be calculated in accordance with the following equation:

R = [(X-Y)/X]*Z

where:

X = Market Price;

Y = Exercise Price;

Z = number of shares with respect to which a notice of exercise was given and that are being exercised by way of a cashless exercise as stated above;

R = the number of shares Sdot Yam shall transfer to the Purchaser (without consideration).

(5)    For the purposes of this Section, “Market Price” shall mean: the average closing price of the Company’s shares on NASDAQ during the 7 (seven) trading days immediately preceding the Exercise Date.

5.	Exercise of the Option in Tranches

The Purchaser will be given the right, at its exclusive discretion, as and to the extent set forth by it in the relevant notice of exercise, to split the exercise of the Call Option into up to 6 (six) tranches at most (each, a “Tranche”), provided that each notice of exercise will be given with respect to at least 300,000 (three hundred thousand) Option Shares to be exercised in the framework of each such Tranche.

The closing of each Tranche exercise, on which the Purchaser shall pay Sdot Yam the consideration for the Option Shares that will be exercised in the framework of such exercise, and shall receive the applicable Option Shares so exercised, will take place within 15 (fifteen) days after the date on which the notice of exercise is given by the Purchaser, as shall be determined by the Purchaser.

6.	Shareholders’ Agreement	On the date of Closing, the parties will enter into a shareholders’ agreement (the “Shareholders’ Agreement”), which will remain in effect until the earlier of: (a) the expiry of the Term, or (b) the date on which the Purchaser will hold less than 500,000 shares in the Company.

The Shareholders’ Agreement will include, inter alia, the following provisions:

(1)    Sdot Yam and the Purchaser will vote at the general meetings of the shareholders of the Company in the same manner. Prior to each general meeting of the Company, the parties will conduct discussions on the matters on the agenda of the meeting, with a view to agreeing on the manner in which they will jointly vote. If the parties do not reach an agreement on the manner of voting in respect of a certain matter on the agenda, then the Purchaser will determine the manner in which both parties will vote, and the parties will vote at the meeting according to the agreement to which they have reached, provided that in the absence of an agreement, the parties will vote as the Purchaser shall instruct, and will subsequently sign the voting proxies required for that purpose, which will be submitted to the Company. Notwithstanding the foregoing, in respect of the items enumerated in Appendix A hereto, if the parties do not reach an agreement on the manner of voting on a certain matter on the agenda, then Sdot Yam will determine the manner in which both parties will vote, and the parties will vote at the meeting according to the agreement to which they have reached, provided that in the absence of an agreement, the parties will vote as Sdot Yam shall instruct, and will subsequently sign the voting proxies required for that purpose, which will be submitted to the Company.

Notwithstanding the provisions of this subsection (1) and Appendix A, in the following cases, the parties will vote as follows:

(a)    In any case that involves a proposal for a merger or a transaction, the outcome of which is the transformation of the Company into a private company (for example, by way of a reverse triangular merger), each party will be entitled to instruct the other party to oppose such transaction, in which case both parties will vote against the adoption of such resolution at the general meeting;

(b)    In any case in which, as a result of the proposed action, the percentage of Sdot Yam’s holdings will be diluted below a level of 26%, on a fully diluted basis, and provided that on that date, the provisions set forth in Section 6(2) of this Term Sheet are in effect, the parties will vote as Sdot Yam determines;

(c)    In any case in which, as a result of the proposed action, the percentage of Sdot Yam’s holdings will be diluted below a level of 26%, on a fully diluted basis, and provided that on that date, the provisions set forth in Section 6 (2) of this Term Sheet are not in effect, the parties will vote as the Purchaser determines, provided further that if the action also falls within subsection (d) below, subsection (d) will apply;

(d)    In any case in which, as a result of the proposed action, the percentage of Sdot Yam’s holdings will be diluted by more than an accumulated rate of 25% compared with its holdings on the date of Closing (i.e. the total amount of shares of the Company shall be higher than 45,762,097 as a result of such action), the parties will vote as Sdot Yam determines.

(2)    Sdot Yam and the Purchaser will use best efforts, in their capacity as shareholders, to exercise their power as shareholders and to take all the required actions, in order to prevent and to thwart any issuance of shares (including employee options) and/or transaction and/or merger and the like, as a result of which the percentage of Sdot Yam’s holdings of the shares of the Company will decrease below 26% (on a fully diluted basis). This section will not apply as of the date on which the percentage of Sdot Yam’s holdings decreases below 26% of the outstanding shares of the Company, on a fully diluted basis, for any reason whatsoever (if and to the extent it actually so decreases). In addition, this section will not apply in the event Sdot Yam obtains a certification in writing from the Israel Land Authority, to its satisfaction, allowing a decrease in its holdings below the above-referenced threshold, without derogating from its rights in the lands included in the various authorized person agreements (Heskemei Bar Reshut) between Sdot Yam and the Company. Sdot Yam will notify to the Purchaser immediately upon the receipt of such certification.

(3)    The parties will exercise their best efforts, in their capacity as shareholders, in a manner intended to cause that at least 4 (four) directors on behalf of the parties shall be elected to the Company’s board of directors, provided that the parties will not propose a resolution at the general meeting that will contradict a recommendation of the Company’s board of directors to the shareholders in respect of this matter, and that the parties will obtain the support of other leading shareholders to such proposal. Without derogating from the foregoing, the parties undertake to take the required measures and to vote in favor of: (a) the appointment of one (1) director to the Company’s board of directors whose identity will be determined by Sdot Yam with no requirement to provide the grounds for its election – and any vote that will be required at the general meeting in order to preserve such director’s seat on the Company’s board of directors; and (b) the appointment of two (2) directors to the Company’s board of directors whose identity will be determined by the Purchaser with no requirement to provide grounds for its election – and any vote that will be required at the general meeting in order to preserve such directors’ seats on the Company’s board of directors. To the extent 4 (four) directors are elected on behalf of the parties to the Company’s board of directors, the parties will vote in favor of the appointment of an additional director whose identity will be determined by Sdot Yam, provided that the appointment of such additional director will require the consent of the Purchaser.

(4)    Subject to any required regulatory approval, on the date of Closing and until the convening of a meeting of shareholders of the Company for the purpose of implementing the changes in the composition of the board of directors set forth in subsection (3) above, Sdot Yam will take measures to replace two (2) of the directors who were appointed on its behalf to the Company’s board of directors with two (2) directors whose identity will be determined by the Purchaser, by appointing them as alternate directors pursuant to the provisions of the Companies Law, 5759-1999, and the articles of association of the Company.

(5)    Until the expiry of the Term, Sdot Yam will continue to hold at least 6,850,000 shares of the Company constituting, on the signing date of this Term Sheet, no less than approximately 20% of the issued share capital of the Company, and will not encumber, sell or otherwise dispose shares in the Company, if immediately after the consummation of such action, the number of shares that are held by it would be reduced below the above-mentioned threshold. Notwithstanding the foregoing and subject to the provisions of subsection (6) below, Sdot Yam will be entitled to sell any amount of shares, at its discretion and without limitation, at a price that is higher than US$ 70 per share, provided that, following such sale, Sdot Yam will continue to hold a sufficient amount of shares allowing the Purchaser to exercise the Call Option.

(6)    The Purchaser will have a tag along right and a right of first offer with respect to any sale of shares in the Company by Sdot Yam, in which case the closing passage of subsection (7) referring to a notice of sale will apply mutatis mutandis to this subsection (6). Notwithstanding the foregoing, Sdot Yam will be entitled to sell shares of the Company pursuant to Rule 144 of the United States Securities and Exchange Commission, which sale will not be subject to the Purchaser’s tag along right or right of first offer, but will be subject to the limitations set forth in subsection (5) above.

(7)    Sdot Yam will have a tag along right with respect to a sale of shares of the Company by the Purchaser, at a ratio of 1:1, in which case, if Sdot Yam chooses to exercise this right, the number of shares that the Purchaser will sell in an applicable sale will be identical to the number of shares that Sdot Yam will sell. For the purpose of a sale as set forth in this subsection, the Purchaser will be entitled to exercise the Call Option by way of a cashless exercise, in respect of all of the Option Shares exercised in such applicable Tranche. In such event, the Purchaser will provide Sdot Yam with a notice informing it of the occurrence of negotiations in preparation for the performance of a sale of shares at least 14 (fourteen) days in advance, along with all of the details relevant to such sale which are in its possession at that time, including the manner of the sale, the identity of the purchaser, the agreed or expected price, commissions and expenses related to the sale, and so forth. As of the giving of such notice, the Purchaser will update Sdot Yam with respect to any change regarding any of the details relevant to the sale. Sdot Yam will provide its decision as to whether to join the sale within 10 (ten) days as of the date on which it receives the Purchaser’s notice. To the extent that Sdot Yam has decided to join the sale, it will be entitled to change its decision until the actual date of sale, if there are material changes in the terms of the sale, compared to those which were in its possession before it provided notice of its decision to join the sale, provided that Sdot Yam shall notify the Purchaser of such change in its decision within 7 (seven) days as of the date on which it becomes aware of such material change in the terms of the sale. The provisions of this subsection (7) will not apply to a sale of shares as part of current trading on the stock exchange (as opposed to the sale of a bulk of shares not as part of current trading, such as by using an underwriter or an investment banker, in which case this subsection will apply).

(8)    The parties will hold regular ongoing meetings among themselves, in their capacity as shareholders, in order to discuss the state of the Company, its performance, its future plans and the like, to exchange opinions, to consult with each other and to share each other’s thoughts, ideas and initiatives related to the Company and its development, all subject to confidentiality restrictions applicable to the content of the meetings and information related to the Company, and in full compliance with all of the requirements applicable to a public company under any law.

Upon the expiry of the Term or on the date when the Purchaser holds less than 500,000 shares of the Company, whichever is earlier, the Shareholders’ Agreement (including the voting agreement) will expire, and each of the parties will be entitled to act at its discretion without being subject to any of the limitations set forth in this Section 6. Upon such expiry of the Shareholders’ Agreement, the Purchaser will take measures to replace the directors who were appointed on its behalf to the Company’s board of directors with directors whose identity will be determined by Sdot Yam, by appointing them as alternate directors pursuant to the provisions of the Companies Law, 5759-1999, and the articles of association of the Company, for a period extending until the convening of the next general meeting to be held after such expiry of the Shareholders’ Agreement.

7.	Internal Approvals and Binding Date	Immediately following the signing of this Term Sheet, the parties will put it to a vote in the relevant institutions of each party, including the general meeting of Kibbutz Sdot Yam (the “Internal Approvals”).

Upon receipt of all Internal Approvals (the “Binding Date”), this Term Sheet will enter into force and effect, and from that day onwards, will be binding upon both of the parties for all intents and purposes, and neither of the parties will be entitled to withdraw from the Transaction. In the event all of the Internal Approvals are not obtained within 21 (twenty-one) days of the date of signing of this Term Sheet, this Term Sheet will be deemed void for all intents and purposes and it will not be binding upon the parties, except for Section 12 (Confidentiality) which will continue to be in effect.

8.	Detailed Agreement

It is hereby agreed that the Closing of the Transaction is not contingent upon the signing of a detailed agreement. Nonetheless, insofar as possible, the parties will take measures toward the signing of a detailed agreement. As of the signing date of the detailed agreement, to the extent is shall be signed, this Term Sheet will cease to be in effect. Unless and until a detailed agreement is signed, this Term Sheet will remain as the valid agreement and will be binding upon the parties, and will also serve as the Shareholders’ Agreement between the parties.

The Transaction and the Closing (including the closing of each exercise of Option Shares), shall be made whereby the Company’s state will be as it is as of the signing date of this Term Sheet, and as it will be on the relevant Closing date (“as is”), without Sdot Yam and/or any person on its behalf making any representation whatsoever, of any type and kind, with respect to the Company and/or its state. Sdot Yam solely represents and warrants that (a) it owns and has sole possession in all of the Purchased Shares and the Option Shares, and (b) it will transfer them to the Purchaser free and clear of any pledge and/or encumbrance and/or attachment and/or lien and/or debt and/or liability and/or undertaking and/or claim and/or right of first refusal and/or right of option (including a call option) and/or any other similar third-party right, and (c) it will ensure that, at any time, there will be a sufficient number of free and clear Option Shares to enable the exercise of the Call Option.

9.	Closing Conditions

The Closing of the Transaction will be conditioned upon the satisfaction of the following conditions precedent:

(1)    Obtaining the approval of the Israeli Antitrust Commissioner (the “Commissioner”), which shall be granted unconditionally or subject to conditions that are acceptable to both parties. It is hereby agreed that if such approval is not obtained by the date of Closing, then, to the extent possible under applicable law, the parties will complete the Closing in respect of that part of the Transaction that can be consummated without obtaining such approval, and without postponing the date of Closing. In the event such partial Closing takes place before having obtained the approval of the Commissioner, all of the provisions of this Term Sheet that can be upheld under law will apply. In the event of the above-referenced partial Closing, which shall take place prior to the receipt of approval from the Commissioner for the Transaction, the provisions of the Shareholders’ Agreement provided in subsections 6(1), 6(2), 6(3) and 6(8) above and in Appendix A attached hereto will apply, solely and exclusively with respect to Sdot Yam’s and the Purchaser’s holdings that jointly represent, at any time, only 25% (twenty-five percent) of the Company’s issued capital, provided that such provisions will not apply to the balance of Sdot Yam’s holdings, and provided further that such interim applicability of provisions of this Term Sheet shall also be approved by the Commissioner. Accordingly, until receipt of approval from the Commissioner to the Transaction, Sdot Yam shall be entitled to vote the balance of its holdings (in excess of the above-mentioned 25%) at its sole discretion, with no obligation to perform the provisions of the voting agreement. As of the date of receipt of approval from the Commissioner for the Transaction, and subject to its receipt, the provisions of the above-referenced sections shall apply to the joint holdings of Sdot Yam and the Purchaser, in their entirety.

(2)    The absence of any injunction, court order or other legal provision that prevents the Closing of the Transaction pursuant to the terms thereof, provided that the party relying on such order has not applied for or sought after it.

(3)    The absence of any material adverse change in the business, the assets or the state of the Company, provided that such a change will be defined as an exceptional and unexpected change for the worse, which took place during the period between the signing date of this Term Sheet and the date of Closing, provided that a drop (even a significant drop) in the share price of the Company on NASDAQ, in and of itself, will not constitute a material adverse change.

(4)    The absence of any extraordinary actions in the Company during the period between the signing date of this Term Sheet and the date of Closing, that have an adverse effect on the Company or on the value of the Purchased Shares (for the sake of the example only – the sale of a significant part of the Company’s activity or a significant change in the Company’s capital).

(5)    The absence of any substantive breach of Sdot Yam’s representations with respect to its ownership of the Purchased Shares and the Option Shares, and/or to their being free and clear.

The Closing will take place within 7 (seven) days of the Binding Date (i.e., within 7 days as of the date on which all of the Internal Approvals are obtained) (the “Closing Date”), even if by that date the condition set forth in subsection (1) above is not yet fulfilled (subject to the provisions of Section 9 (1) above), and provided that none of the events set forth in subsections (2) through (5) above have taken place.

10.	Transfer of Shares

Sdot Yam will act to split the single share certificate in its possession today, representing all of the shares that it holds, into share certificates that represent the Purchased Shares and the Option Shares separately from the remaining shares that are held by Sdot Yam. In the event that the process of splitting the share certificate is not completed by the Closing Date, the parties will perform the Closing without splitting the share certificate, by way of issuing a share transfer deed, a notice to the Israeli Registrar of Companies and a notice to the Company with respect to the transfer of the shares, provided that the parties will thereafter complete the split process of the share certificate and subsequently the delivery of a separate share certificate to the Purchaser (representing the Purchased Shares). In addition, Sdot Yam shall assist the Purchaser in depositing the Purchased Shares and the Option Shares, as applicable, into the book entry system of the Company’s transfer agent, including executing the medallion guaranteed stock powers required to that effect, provided that this shall not derogate from any rights Sdot Yam has in respect of such shares and/or pursuant to this Term Sheet and/or impose any costs on Sdot Yam. If the Purchaser wishes to pledge the Purchased Shares in favor of a financing bank, and the granting of such pledge would not be possible due to the absence of suitable share certificates, Sdot Yam will pledge in favor of such financing bank, by way of granting a pledge for the benefit of a third party, its contractual rights to up to one million shares that are owned by it, provided that such pledge shall remain in effect until such shares are transferred to the Purchaser, and provided further that the granting of such pledge will not impose any financial liability whatsoever upon Sdot Yam vis-à-vis the financing bank.

The parties hereby agree that the documents attesting to the pledging and/or encumbrance of shares by either of the parties will be subject to all of the provisions of this Term Sheet, including the provisions of Section 6 above.

11.	Listing of Shares for Trading	As part of the purchase of the Purchased Shares and the Option Shares, as applicable, Sdot Yam shall assign to the Purchaser, to the extent possible, the rights associated with the Purchased Shares, and the rights associated with the exercised Option Shares (following exercise thereof), pursuant to Sections 3 and 5 of the Registration Rights Agreement, dated July 21, 2011 (as amended on February 13, 2012) (the “Registration Rights Agreement”), in accordance with the provisions of the Registration Rights Agreement, provided that the Purchaser will confirm that it agrees to be bound by the terms of the Registration Rights Agreement. Sdot Yam will not assign to the Purchaser its right pursuant to Section 2 of the Registration Rights Agreement to demand registration of shares for trading (the “Demand Registration Right”) in respect of any shares, provided however that it is hereby agreed that the Purchaser will be entitled to participate in the registration for trading initiated by Sdot Yam by virtue of the Demand Registration Right. Sdot Yam will exercise, on the earliest appropriate date as agreed upon by the parties, the Demand Registration Right, in accordance with Section 2 of the Registration Rights Agreement, and will demand that the Company registers for trading on NASDAQ all of the shares of the Company that will be held by it at that time, including the Option Shares that have not yet been exercised at that time, and to the extent possible, the Purchased Shares and the Option Shares that will have been exercised before the above referenced date. The parties will cooperate between themselves and with the Company and will take the measures required, with a view to causing all of the above-referenced shares to be registered for trading on NASDAQ.

12.	Changes in Capital and Dividends	To the extent changes occur in the Company’s share capital (such as a stock split or consolidation of the share capital, issuance of bonus shares, issuance of rights, and the like) or a dividend is distributed, prior to the Closing of the Transaction or during the Term, then the number of Purchased Shares and/or the number of Option Shares, as the case may be, shall be adjusted accordingly.

13.	Cooperation	The parties will act in cooperation and will aim (but do not undertake, as the matter depends upon the Company’s discretion) to cause the Purchaser, during the period between the signing date of this Term Sheet and the Closing Date, to be given access to non-public information with respect to the Company, including the holding of meetings with the Company’s senior staff and the receipt of information directly from its officeholders, subject to signing of a confidentiality agreement by the Purchaser, as customary.

14.	Confidentiality	Both parties agree to keep this Term Sheet and its specific conditions and provisions confidential, other than disclosure to directors, officers, employees, consultants and other representatives on a need-to-know basis, and other than disclosure as required under any applicable law (including the NASDAQ rules), in which case, such disclosure will be coordinated between the parties in advance, to the extent possible. This confidentiality clause will be binding upon the parties upon signing of this Term Sheet and even before the Binding Date. Notwithstanding the foregoing, the parties agree that this Term Sheet will be presented, in its entirety, to the Economic Council of Kibbutz Sdot Yam and to the members’ meeting of Kibbutz Sdot Yam, and that every member of Kibbutz Sdot Yam will be entitled to receive and review a complete copy of this Term Sheet, with all involved therein and implied thereby, and the Purchaser hereby waives any claim in this regard, including in any case in which this Term Sheet and/or any part hereof is disclosed to any third parties.

15.	No Shop	As of the date on which the Economic Council of Sdot Yam approves the Transaction (even if such approval is granted prior to the Binding Date) and subject to its approval, and until the date of expiration of this Term Sheet (if and insofar as it expires, pursuant to the closing passage of Section 7 above) or until the Closing Date, as applicable, Sdot Yam will not conduct negotiations and will not engage in agreements or understandings, and will not consummate any transaction with any third party whatsoever, in any wording whatsoever, and will not engage in or support any other transaction with respect to the Purchased Shares or the Option Shares, which will preclude or conflict with the consummation of the Transaction.

16.	Applicable Law; Jurisdiction	This Term Sheet shall be subject to the laws of the State of Israel without regard to its choice of law provisions. The competent courts in the city of Tel Aviv shall have sole and exclusive jurisdiction to adjudicate any dispute that arises in connection with this Term Sheet.

17.	English Version	Simultaneously with, or shortly after to the execution of the Hebrew version of this Term Sheet, the parties shall also sign this English version, which shall be attached to the filings required by the NASDAQ (to the extent required). To the extent possible, the English version and the Hebrew version shall be construed in a uniform and identical manner, provided however that in any event of an explicit discrepancy between both versions, the Hebrew version shall prevail.

16.	General Provisions

(1)    This Term Sheet may not be amended or altered other than by a written instrument executed by all parties hereto.

(2)    This Term Sheet constitutes the complete and entire agreement between the parties with respect to the subject-matter hereof, and as of its signing no prior agreement, understanding or arrangement preceding the signing of this Term Sheet shall be valid.

(3)    All notices to be granted by a party to this Term Sheet shall be delivered in writing (a) by registered or certified mail, or (b) by hand or by courier to the respective party at the registered addresses of such party, or to such address as a party may designate in writing to the other parties, or (c) by facsimile to a number designated by each of the parties. Any notice granted in accordance with this Section shall be deemed given (i) if sent by registered or certified mail, 3 (three) business days after sending thereof, (ii) if sent by courier, upon delivery, and (iii) if sent by facsimile, upon delivery and the receipt of an electronic confirmation of receipt, or (if sent and received on a day which is not a business day), on the first business day after delivery and receipt of an electronic confirmation of receipt thereof.

[Remainder of Page Intentionally Left Blank; Following is the Signature Page]

In witness whereof the parties have affixed their signature, this 5 day of September 2016:

Mifalei Sdot Yam, Agricultural Cooperative Society Ltd.

By:	/s/ Amit Ben-Zvi	By:	/s/ Marchella Shani
Position:		Position:

Tene Investment in Projects 2016, Limited Partnership

By:	/s/ Ariel Halperin	By:	/s/ Eyal Attia
Position:		Position:

We the undersigned hereby guarantee, by way of a complete and absolute guarantee that cannot be canceled under any circumstances, all of the Purchaser’s undertakings pursuant to the Term Sheet above:

Tene Growth Capital 3 P.E.F., Limited Partnership

By:	/s/ Ariel Halperin	By:	/s/ Eyal Attia
Position:		Position:

Tene Growth Capital 3 P.E.F. (Parallel), Limited Partnership

By:	/s/ Ariel Halperin	By:	/s/ Eyal Attia
Position:		Position:

Appendix A

1.	Allotment or issuance of shares or any other securities of the Company.

2.	Consolidation, division, cancellation, reduction or increase in the share capital of the Company.

3.	Merger or reorganization of the Company with or into another entity, whether or not the Company is the surviving entity.

4.	Sale of all or a significant part of the Company’s assets, or all or a significant part of the Company’s issued and paid-up share capital.

5.	Any other event or action, resulting in the dilution of the percentage of Sdot Yam’s holdings in the shares of the Company.

6.	Merger or a transaction, the outcome of which is the transformation of the Company into a private company (for example, by way of a reverse triangular merger).

7.	Dissolution or liquidation of the Company, or any similar event, the result of which is the cessation of all or a significant part of the Company’s business.

8.	Change in the Company’s field of activity, such that, after the change, the majority of the Company’s activity will be in a field of activity that is outside the sector of construction products.

9.	Change in any of the agreements that were entered into between the Company and Sdot Yam, prior to the initial public offering of the Company’s shares (the authorized person agreement in Kibbutz Sdot Yam, the authorized person agreement in Bar Lev, the personnel agreement, the services agreement, the registration agreement and the additional covenants) and the agreement for the purchase of the additional area and the construction at Bar-Lev – all as amended and/or modified prior to the signing of this Term Sheet.

10.	Any transaction between the Company and Tene, or with any party related to Tene, directly or indirectly, or that Tene has a personal interest in the transaction with such related party.

Subject to Section 6(1) of the Term Sheet, it is hereby agreed that the exceptions set forth in subsections 1 through 5 above will not apply in any case where one of the actions set forth therein will be required pursuant to a resolution of the Company’s board of directors, provided that all of the following will apply: (a) as a result of the action, the percentage of Sdot Yam’s holdings will not be diluted by more than an accumulated rate of 25%, compared to its holdings on the Closing Date (that is, the total amount of shares of the Company shall be higher than 45,762,097 as a result of such action); (b) as a result of the action, the percentage of Sdot Yam’s holdings will not be diluted to less than 26% of the shares in the Company, on a fully diluted basis, provided however that this condition will only apply as long as the provisions of Section 6(2) of this Term Sheet remain in effect and will cease to apply on the date on which such provisions are no longer in effect.

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